601 Lexington Avenue New York, New York 10022
Michael Kim		Facsimile:
(212) 446-4800
To Call Writer Directly: (212) 446-4746 michael.kim@kirkland.com	www.kirkland.com	(212) 446-4900

April 9, 2014

Via EDGAR

Mr. Max A. Webb
Assistant Director

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:     Zoe’s Kitchen, Inc.

Amendment No. 3 to

Registration Statement on Form S-1

Filed on April 8, 2014

File No. 333-194457

Dear Mr. Webb:

On behalf of our client Zoe’s Kitchen, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 4 (“Amendment No. 4”) to the above-captioned Registration Statement on Form S-1 of the Company, filed on March 10, 2014, as amended by Amendment No. 1 to the Registration Statement, filed on March 24, 2014, as further amended by Amendment No. 2 to the Registration Statement, filed on March 31, 2014 and as further amended by Amendment No. 3 to the Registration Statement, filed on April 8, 2014 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on December 27, 2013, as amended by Amendment No. 1 to the Registration Statement, dated as of February 11, 2014.

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jason Morgan, the Chief Financial Officer of the Company, dated April 9, 2014, from the staff of the Commission (the “Staff”).  In addition, this amendment updates certain of the disclosures contained in the Registration Statement.  The numbered

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

paragraphs below set forth the Staff’s comments together with our responses.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1

Capitalization, page 47

1.                                      Staff’s comment:  Please revise your capitalization table to disclose your outstanding common shares on an actual, pro forma and pro forma as adjusted basis.

Response: In response to the Staff’s comment, the Company has revised page 47 of the Registration Statement to disclose its outstanding common shares on an actual, pro forma and pro forma as adjusted basis.

Consolidated Balance Sheets, page F-3

2.                                                              Staff’s comment:  Please revise your consolidated balance sheet to disclose the number of shares that will be outstanding at December 31, 2013 on a pro forma basis.

Response:  In response to the Staff’s comment, the Company has revised page F-3 of the Registration Statement.

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In addition, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4746.

Sincerely,

/s/ Michael Kim
Michael Kim

cc:                                Jason Morgan

Zoe’s Kitchen, Inc.

Joshua N. Korff, Esq.
Kirkland & Ellis LLP